Filed by: Great Plains Energy Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File Number: 001-03523

Subject Company: Great Plains Energy Incorporated

Commission File Number: 001-32206

Subject Company: Monarch Energy Holding, Inc.

Commission File Number: 132-02816

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NOVEMBER 02, 2017 / 1:00PM, GXP - Q3 2017 Great Plains Energy Inc Earnings Call

CORPORATE PARTICIPANTS

Kevin E. Bryant Great Plains Energy Incorporated and KCP&L - Senior Vice President, Finance and Strategy and Chief Financial Officer

Lori A. Wright Great Plains Energy Incorporated and KCP&L - Vice President, Corporate Planning, Investor Relations and Treasurer

Terry D. Bassham Great Plains Energy Incorporated and KCP&L - Chairman, President & Chief Executive Officer

CONFERENCE CALL PARTICIPANTS

Charles J. Fishman Morningstar Inc., Research Division - Equity Analyst

Nicholas Joseph Campanella BofA Merrill Lynch, Research Division - Associate

PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to the Q3 2017 Great Plains Energy Inc. Conference Call. (Operator Instructions) As a reminder, this conference call is being recorded.

I would now like to turn the conference over to your host, Lori Wright, Vice President of Corporate Planning, Investor Relations and Treasurer.

Lori A. Wright - Great Plains Energy Incorporated and KCP&L - Vice President, Corporate Planning, Investor Relations and Treasurer

Thank you, Alex. Good morning, everyone, and welcome to the Great Plains Energy’s Third Quarter 2017 Earnings Conference Call. We appreciate you joining us this morning.

On the call today, we have Terry Bassham, Chairman, President and Chief Executive Officer; and Kevin Bryant, Senior Vice President, Finance and Strategy, and Chief Financial Officer. Other members of our management team are also with us and will be available during the question-and-answer portion of today’s call.

Today’s discussion will include forward-looking information and the use of non-GAAP financial measures. Slide 2 and the disclosure in our SEC filings contain a list of some of the factors that could cause future results to differ materially from our expectations. A reconciliation of the non-GAAP financial measures can be found in the appendix. We issued our third quarter 2017 earnings results press release and 10-Q after market close yesterday. These items, along with today’s webcast slides and supplemental financial information for the quarter, are available on the main page of our website at greatplainsenergy.com.

As summarized on Slide 4, Terry will begin today’s call with an update on our pending merger with Westar, legislative and regulatory priorities and a review of our strategic plan. Kevin will then discuss our financial results for the third quarter and year-to-date period. With that, I’ll now hand the call to Terry, who will begin on Slide 6.

Terry D. Bassham - Great Plains Energy Incorporated and KCP&L - Chairman, President & Chief Executive Officer

Thanks, Lori, and good morning, everybody. As Lori said, let me start on Slide 6 where I’ll give an update on our merger with Westar. We have been actively engaged with stakeholders in both Kansas and Missouri, and we’re making progress towards our anticipated close in the first half of 2018. We submitted the procedural schedules Kansas and Missouri to commissioners for approval. And on October 19, Missouri issued an order adopting the proposed procedural schedule, which is supportive of an early May order date, although the expected order date wasn’t specifically stated. Our goal in Kansas is to conclude the regulatory process with a KCC order on May 29, which would permit a June 1 closing, slightly earlier than the 300-day maximum allowed by statute and would eliminate work related to a close in the middle of the month. On the federal side, we’ve submitted

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NOVEMBER 02, 2017 / 1:00PM, GXP - Q3 2017 Great Plains Energy Inc Earnings Call

our filings to the FERC, and the NRC. We expect to file for Hart-Scott-Rodino clearance in the fourth quarter and the FCC by early next year. We, along with Westar, will each hold special shareholder meetings on November 21, to approve the transaction.

As we continue our integration planning efforts, we have even greater confidence in this combination and our ability to better serve customers and deliver greater value for shareholders as one company.

This merger of equals creates a stronger company for our customers, delivers significant cost savings, and will be significantly accretive to shareholders of both companies, enabling us to drive top quartile total returns. Together, we will have the flexibility for targeted investments and capital returns while preserving our strong credit profile and balance sheet.

We remain as confident as ever about the financial and strategic benefits, this combination will deliver, and we’ll continue to keep you updated as we progress.

Shifting now to Slide 7 for an update on our key regulatory priorities headed into next year. First, gaining approval, obviously of our merger with Westar, filing rate applications in all jurisdictions in early 2018, for recovery of a new customer information system and infrastructure investments, and pursuing comprehensive legislative regulatory reform in Missouri.

On the merger and rate case front, we recognize that there will be some overlap in the processing of these cases. However, we expect the cases to be treated independently. Our planned rate applications will address issues that are for the most part unrelated to the merger. That said, we expect our customers to receive immediate benefits in these cases due to savings that will be recognized in the cost of service true up. This is in addition to the $50 million upfront bill credits we will provide to all Kansas and Missouri retail electric customers upon the closing of the transaction. Following this series of rate cases, we expect the merger savings to defer the need for future rate cases that will be required absent the merger.

On the legislative front, modernizing Missouri’s regulatory framework remains a long-term priority for our company. We expect to pursue reforms through the legislature that would provide the commission with tools to better position the Missouri regulatory framework for the future. We’re in discussions with interested parties and hope to bring forward legislation soon after prefiling begins in early December. As we have stated previously, in the absence of such reform, our focus remains on efficiently allocating capital to investments in a manner consistent with our existing regulatory frameworks.

Finally, before I turn the call over to Kevin, let me talk just a minute on our strategic priorities on Slide 8. We are focused on 3 priorities: best-in-class operations, customer engagement and prudently allocating capital to attractive targeted investments. Through our merger with Westar, we aim to build a best energy company in the country, one focused on delivering exceptional value to shareholders, exceptional service to our customers and communities, and maintaining a rewarding work environment for all of our employees.

With that, I’d now like to turn the call over to Kevin, to talk about quarterly results.

Kevin E. Bryant - Great Plains Energy Incorporated and KCP&L - Senior Vice President, Finance and Strategy and Chief Financial Officer

Thanks, Terry, and good morning, everyone.

Before I begin with an overview of our financial performance for the quarter, I’d like to echo Terry’s excitement and confidence about the combination of Great Plains Energy and Westar. We believe this combination will deliver significant value for all of our stakeholders and will position us to compete as one of the best energy companies in the country.

With that, I will turn to the results on Slides 10 — on Slide 10. Adjusted earnings for the quarter were $1.05 per share compared with $1.00 a year ago. Year-to-date adjusted earnings were $1.61 per share compared with $1.72 last year.

As detailed on the slide, the $0.05 increase for the quarter was driven by an increase in weather-normalized demand, new retail rates in Missouri, and an increase in the recovery of throughput disincentive from our energy efficiency programs. These impacts were partially offset by higher

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NOVEMBER 02, 2017 / 1:00PM, GXP - Q3 2017 Great Plains Energy Inc Earnings Call

depreciation and amortization and the effects of milder summer weather, including the coolest August the Kansas City area has experienced in over 25 years. The unfavorable weather impact, when compared to normal, was approximately $0.10 for the quarter.

For the year-to-date period, adjusted earnings per share decreased $0.11 to $1.61, driven by several of the same factors impacting the quarter, including unfavorable weather and higher depreciation and amortization. These impacts were partially offset by an increase in weather-normalized demand and new retail rates in Missouri. The unfavorable weather impact, when compared to normal, was approximately $0.19 for the year-to-date period.

Turning to Slide 11 for an update on the Kansas City economy.

We remain encouraged by the broader economic climate in our region. With the unemployment rate at 4.4%, strong job growth is helping to fuel a continued expansion in the residential real estate market. The third quarter marked the 26th consecutive quarter of residential customer growth. And for the 12 months ended September 30, our customer base grew by 1.2% in our service territory.

For the rolling 12 months ended September 2017, weather-normalized demand was up 0.2%, net of an estimated impact of 0.8% from our energy efficiency programs. Our demand trends, particularly average use per customer continue to reflect the significant impacts of traditional increases in efficiency and the impact that our energy efficiency programs continued to have on overall sales.

Recall, we recover the cost of the programs and the MEEIA throughput disincentive compensates us for the reduction in sales volume resulting from the programs. Performance incentives are also possible upon conclusion of program vintages.

That concludes our prepared remarks. We appreciate your time this morning, and are now happy to answer any questions you may have.

QUESTIONS AND ANSWERS

Editor

(Operator)

Operator

(Operator Instructions) Your first question comes from the line of Charles Fishman with Morningstar.

Charles J. Fishman - Morningstar Inc., Research Division - Equity Analyst

Let me ask two questions. First is, Terry, is there any specific stay-out period. You talked about deferring rate cases, but as you’ve begun the discussions with Kansas as well as Missouri, do you anticipate having a regulatory requirement to stay out from a rate case after the merger?

Terry D. Bassham - Great Plains Energy Incorporated and KCP&L - Chairman, President & Chief Executive Officer

All right. Charles, it’s a little early to know that. You could have the regulators who want to make sure you are coming in to look at how the efficiencies are being generated or you could have them want you to commit to stay out. I mean, there’s different ways to go at how they feel about what we file. So conversations are ongoing, but it’s a little early to say how that will go. Obviously, there’s a range of ways you can monitor and manage that going forward. And we’re open to have those conversations as we go forward.

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NOVEMBER 02, 2017 / 1:00PM, GXP - Q3 2017 Great Plains Energy Inc Earnings Call

Charles J. Fishman - Morningstar Inc., Research Division - Equity Analyst

Okay. So when you make the statement, “the merger defers any future rate cases”, that’s just on the synergies of the combination, correct?

Terry D. Bassham - Great Plains Energy Incorporated and KCP&L - Chairman, President & Chief Executive Officer

Because of our lack of need to build generation or other major construction programs and the efficiencies that are driven by the transaction, we don’t see a need for a rate case in the near-term future going forward. So that was really what I was talking about. And after these rate cases, we kind of see a period of not needing to file after the long period of construction that we have been through.

Charles J. Fishman - Morningstar Inc., Research Division - Equity Analyst

Okay. And then just a second real quick one. Kevin, industrial sales down 2.9% on Slide 15. Can you provide any more color on that, specifically customer loss, big one or something like that?

Kevin E. Bryant - Great Plains Energy Incorporated and KCP&L - Senior Vice President, Finance and Strategy and Chief Financial Officer

Yes, nothing big or notable, Charles. I mean, we’ve seen a bit of softness. If you recall, General Motors has a facility not in our service territory, but on the other side of the state line. They have seen some softness in their business and obviously, there’s a supplier network that supports the automotive sector, that is impacted by that. So just remember, industrial is only about 14% to15% of our total load. So we have seen a little bit of softness, but obviously, that’s been more than offset by the strength we have seen on the residential side of our service territory. —

Operator

Your next question comes from the line of Julien Smith with Bank of America Merrill Lynch.

Nicholas Joseph Campanella - BofA Merrill Lynch, Research Division - Associate

This is Nick Campanella on for Julien this morning. I was curious if you could talk a little bit about your expectation this time around in pursuing reforms in the legislature, specifically, like any color on some of the ratemaking items you’re interested in, kind of what’s different this time around versus last year?

Terry D. Bassham - Great Plains Energy Incorporated and KCP&L - Chairman, President & Chief Executive Officer

Yes, at a higher level what I would say is, we had success last year in bringing together a pretty broad coalition of both customers and constituents on a lot of the issues that are important not only to us but to them. And actually, I believe, we said before , we had the votes absent a filibuster and kind of running out of time at the end of the section — session. So the benefit there is we start the year with a lot of ideas and agreement and focus from last year, which will allow us to hit the ground running this year. And we expect to move early in the session from that perspective. I wouldn’t tell you that I know that the specific senators with specific concerns have changed their views, I don’t know. But we certainly have a better step forward early in the session. And any time you can do something early, you avoid some of the congestion that happens at the end of the session. For us, it remains the same in term of focus. We continue to have delays in our ability to just recover everyday capital spend that we need for quality service because of the length and structure of Missouri regulation, and then we, in particular, would like to see some very simple items like taxes and transmission be recovered more timely as well. So our focus is the same. We are well-aligned with Ameren and other partners, and we’ve got a running start at it this year. I know it may sound like we say this every year, but we do feel that we have a good opportunity to get a good result next year. Having said that, we’ll continue to manage our businesses, though we don’t have change, and we’ll be able to take advantage of that hopefully and manage if we do get some success.

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NOVEMBER 02, 2017 / 1:00PM, GXP - Q3 2017 Great Plains Energy Inc Earnings Call

Operator

I’m showing no further questions at this time. I’d now like to turn the conference back to Ms. Wright.

Terry D. Bassham - Great Plains Energy Incorporated and KCP&L - Chairman, President & Chief Executive Officer

This is Terry. I’ll step in for Ms. Wright. Thank you for joining us this morning. And obviously, we look forward to seeing folks next week at EEI. So again, thank you for your participation. And we will see many of you next week. Thank you.

Operator

Ladies and gentlemen, this concludes today’s conference. Thank you for your participation, and have a wonderful day. You may all disconnect.

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Forward-Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Westar Energy are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Monarch Energy has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-220465), which was declared effective by the SEC, Great Plains Energy and Westar Energy have each filed a definitive joint proxy statement, which also constitutes a prospectus of Monarch Energy, each of which is publicly available, and Great Plains Energy, Westar Energy and Monarch Energy have filed and may file other documents regarding the proposed transactions with the SEC. Great Plains Energy and Westar Energy intend to mail the definitive joint proxy statement/prospectus in connection with the transactions to their respective shareholders on or about October 13, 2017. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED TRANSACTIONS.

Investors can obtain free copies of the Registration Statement and definitive joint proxy statement/prospectus and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website. These documents filed by Great Plains Energy and Monarch Energy are also available free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings,” or by contacting Great Plains Energy’s Investor Relations Department at 1-800-245-5275. These documents filed by Westar Energy are also available free of charge from Westar Energy’s website (http://www.westarenergy.com) under the tab “Investors” and then under the heading “SEC Filings,” or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Participants in Proxy Solicitation

Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed transactions. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on September 14, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, is set forth in the Registration Statement and definitive joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above.